Joshua Kushner, Esq.

12629 Riverside Dr. #342

Valley Village, CA 91607

jkushner@thekushneroffices.com

June 9, 2017

VIA FEDERAL EXPRESS AND THE EDGAR SYSTEM

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kathryn McHale

Re:	Franklin Hill Acquisition Corporation Registration Statement on Form S-1 Filed December 15th, 2016 Amendment No. 1 to Registration Statement on Form S-1 Filed April 26th, 2017 File No. 333-215109

Dear Ms. McHale:

We are submitting this letter on behalf of Franklin Hill Acquisition Corporation (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail dated May 24, 2017 relating to the Company’s Registration Statement on Form S-1 (Registration No. 333-215109) filed with the Commission on December 15th, 2016 (the “Registration Statement”) and Amendment No. 1 to the Registration Statement filed with the Commission on April 26th, 2017. Amendment No. 2 to the Registration Statement (“Amendment No. 2”) is being filed concurrently herewith. The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics. In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Registration Statement to update other disclosures.

General

General

1.	Staff Comment: We note that you disclose in your Form 10-K filed March 31, 2017 that the company changed its name as part of the change in control. Please advise why the name change is not reflected in your current filing. If the company has changed its name, then please file the amended articles of incorporation reflecting this name change as an exhibit to your registration statement.

Company Response: The Company notes the Staff’s Comment regarding the Company’s disclosure in its Form 10-K filed March 31, 2017 relating to the company’s changing its name as part of the change in control. This disclosure was included in error, as the Company has not changed its name and has maintained the same name, Franklin Hill Acquisition Corporation, since its inception.

KUSHNER LAW OFFICES	Tel: (818) 850 2749
12629 RIVERSIDE DR., SUITE 342	Fax: (213) 337 7058
VALLEY VILLAGE, CA 91607	jkushner@thekushneroffices.com

Joshua Kushner, Esq.

12629 Riverside Dr. #342

Valley Village, CA 91607

jkushner@thekushneroffices.com

2.	Staff Comment: We note that in your response to comment three of our letter dated January 11, 2017 you acknowledged that you are a shell company. Please revise your prospectus, including the cover page and prospectus summary, to disclose that you are a shell company. Please disclose in appropriate places, including the Risk Factors section, the consequences, challenges and risks of that status, the limitations on the ability of your security holders to use Rule 144 and the potential reduced liquidity or illiquidity of your securities. Refer to Securities Act Rule 405 and SEC Release 33-8869 (Dec. 6, 2007).

Company Response: Pursuant to the Staff’s request, the Company has considered your comment and in light of its current operations has revised its disclosure in the Amendment No. 2 to reflect the Company’s current status as a "shell company." Accordingly, the Company has added language discussing the risks and additional burdens associated with being considered a shell company pursuant to Securities Act Rule 405 and in acknowledgement of SEC Release 33-8869 (Dec. 6, 2007). Please refer to pages 1 and 14 in the Amendment No. 2. Please also refer to the additional Risk Factors, disclosed on page 6 in the Prospectus, whereby the Company has disclosed the consequences, challenges, and risks plus limitations of the Company’s security holders’ ability to utilize Rule 144 and the potential reduced liquidity or illiquidity of the Company’s securities, in association with the Company’ current status as a “shell” company.

Risk Factors

Speculative Nature of Investment, Page 7

3.	Staff Comment: Please remove the reference to the prospectus as a “Private Placement Memorandum”.

Company Response: Pursuant to the Staff’s request, the Company has revised the Risk Factor in the Amendment No. 2 so as to remove reference to the prospectus as a “Private Placement Memorandum”.

The Business and Business Plan, Page 13

4.	Staff Comment: We note your response to comment ten of our letter dated January 11, 2017 and your disclosure that you intend to conduct your business in Asia. Please disclose the effect of existing or probable government regulations on your business. Please refer to Item 101(h)(4)(ix) of Regulation S-K. Please also include appropriate risk factors.

Company Response: Pursuant to the Staff’s request, the Company has clarified its disclosure to provide specific information as to the effect of existing and probable government regulations on its business. Please refer to the risk factors provided in the Amendment, page 6 of the Prospectus.

Plan of Operations, Page 15

5.	Staff Comment: We note your response to comment 11 of our letter dated January 11, 2017 and we re-issue our comment. We note that you intend to initially outsource your projects to third-party vendors. Please significantly revise the Plan of Operation section to describe with specificity your plan of operation to conduct your business in-house over the next 12 months. Provide detail regarding your plan of operation, including detailed milestones to your business plan, taking the company to the point of generating first revenues, the anticipated time frame for beginning and completing each milestone, the estimated expenses associated with each milestone and the expected sources of funding. Your response will likely impact the Business section discussion. We may have further comment.

Company Response: Pursuant to the Staff’s request, the Company has revised its disclosure in the Amendment No. 2 to provide detailed plan of operations over the next 12 months. The Revised disclosure appears on pages 16 through 17 of the Prospectus.

KUSHNER LAW OFFICES	Tel: (818) 850 2749
12629 RIVERSIDE DR., SUITE 342	Fax: (213) 337 7058
VALLEY VILLAGE, CA 91607	jkushner@thekushneroffices.com

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Joshua Kushner, Esq.

12629 Riverside Dr. #342

Valley Village, CA 91607

jkushner@thekushneroffices.com

Management, Page 20

6.

Staff Comment: We note your response to comment 17 of our letter dated January 11, 2017. Please revise to disclose the services provided by Max Niche Saint Solution Pte. Ltd.

Company Response: Pursuant to the Staff’s Request, the disclosure has been revised in the Amendment No. 2 to provide services provided by Max Niche Saint Solution Pte. Ltd. The revised disclosure appears on page 19 of the prospectus.

7.	Staff’s Comment: Your disclosure on page 21 that Mr. Cassidy provided services to the company without charge, including preparation and filing of the corporate documents and preparation of the initial registration statement is inconsistent with your disclosure on page 16 that you paid Tiber Creek $85,000 for these services. Please revise or advise.

Company’s Response: The disclosure has been clarified to reflect that prior to the change in control management provided services to the company without charge.  These services included filing the initial registration statement on Form 10, creation of the company and preparation and filing of corporate documents.  Subsequent to the change in control, Tiber Creek entered into a contract with the Company and received $85,000 for services to the Company including preparation of a registration statement on Form S-1, introductions and relations with the brokerage community, consultation and advice on corporate structure and entrance in to the trading markets.  The revised disclosure appears on page 24 of the prospectus.

8.	Staff’s Comment: For each issuance of unregistered securities disclosed please provide all of the relevant information required by Item 701 of Regulation S-K, including the dates of issuance and exemption from registration relied upon.

Company’s Response: Pursuant to the Staff’s Request, the Disclosure has been revised to provide all information required by Item 701 of Regulation S-K. The revised disclosure appears on page ___.

*****

Your prompt attention to the enclosed is greatly appreciated. If you have any questions regarding this filing or the Company’s responses, please do not hesitate to contact me at (818) 850-2749 or you may contact Cassidy & Associates at (202) 744-2929.

Sincerely,

/s/ Joshua A. Kushner
Joshua A. Kushner, Esq.
For Cassidy & Associates

cc:	Khoo Lay Wah
Jim Cassidy, Esq.

KUSHNER LAW OFFICES	Tel: (818) 850 2749
12629 RIVERSIDE DR., SUITE 342	Fax: (213) 337 7058
VALLEY VILLAGE, CA 91607	jkushner@thekushneroffices.com

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